SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

SIPC-7

202-371-8300

(33-REV 7/10) general assessment reconciliation (33-REV 7/10)

(For the fiscal year ended) 2015

To be filed by all SIPC members for year ending 12/31/2015

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for

purposes of the audit requirement of SEC Rule 17a-5:

068404 CBOE DEC

HOLD BROTHERS CAPITAL LLC

10 West 46 Street, Suite 1407

New York, NY 10036

Note: If any of the information shown on the

mailing label requires correction, please e-mail

any corrections to form@sipc.org and so

indicate on the form filed.

Name and telephone number of person to

contact respecting this form.

 Arkadiy Golyanov 646-745-2133

2. A. General Assessment (item 2e from page 2)

 $27,723

B.

Less payment made with SIPC-6 filed (exclude interest)

$19,713

(Date Paid) 09/02/2014

C.

Less prior overpayment applied

0

(Interest computed on late payment (see instruction E) for)

D.

Assessment balance due or (overpayment)

E.

Interest computed on late payment (see instruction E) for 0 days at 20% per annum

F.

Total assessment balance and interest due (or overpayment carried forward) $

G.

PAID WITH THIS FORM:

Check enclosed, payable to SIPC

Total (must be same as F above) $

 8,010

H.

Overpayment carried forward $0

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

 HOLD BROTHERS CAPITAL LLC

The SIPC member submitting this form and the

person by whom it is executed represent thereby

that all information contained herein is true, correct

Arkadiy Golyanov

(Authorized Signature)

(Title) CFO

2016

(day of) February

(Dated the) 26

This form and the assessment payment is due 60 days after the end of the fiscal year. retain the working Copy of this form

for a period of not less than 6 years, the latest 2 years in an easily accessible place.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $12,851,569.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and

predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net

profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   12,851,569.00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit

investment trust, from the sale of variable annuities, from the business of insurance, from investment

advisory services rendered to registered investment companies or insurance company separate

accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with

securities transactions.   ($1,545,743)

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and

(ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less

from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue

related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.

(See Instruction C):   ($216,667)

(Deductions in excess of $100,000 require documentation)

Amounts for the fiscal period

(beginning) 1/1/2015

beginning

(and ending) 12/31/2015

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,

Code 4075 plus line 2b(4) above) but not in excess

of total interest and dividend income.

(ii) 40% of margin interest earned on customers securities

accounts (40% of FOCUS line 5, Code 3960).

Enter the greater of line (i) or (ii)

Total deductions   ($1,762,410)

2d. SIPC Net Operating Revenues $11,089,159

2e. General Assessment @ .0025

$27,723